EXHIBIT 23.1

I. CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 1165(e) Retirement Plan Committee

The Oriental Bank CODA Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333-102696) on Form S-8 of OFG Bancorp of our report dated June 25, 2018, with respect to the statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December  31, 2017 annual report on Form 11-K of The Oriental Bank CODA Profit Sharing Plan.

/s/ KPMG LLP

June 25, 2018

San Juan, Puerto Rico